EXHIBIT 99.1

MATERIAL CHANGE REPORT

1.      Name and Address of Company:

Penn West Petroleum Ltd. ("Penn West" or the "Corporation")
Suite 200, Penn West Plaza
207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3

2.      Date of Material Change:

June 4, 2013

3.      News Release:

A news release disclosing the details discussed in this material change report was issued by Penn West on June 4, 2013 and disseminated through the facilities of a recognized news wire service.

4.      Summary of Material Change:

On June 4, 2013, Penn West announced that:

(a)
Mr. Murray Nunns, the President and Chief Executive Officer and a director of the Corporation, has informed the board of directors (the "Board") of Penn West of his intention to retire from the Corporation. Mr. David Roberts will succeed Mr. Nunns as the President and Chief Executive Officer and a director of the Corporation; and

(b)	the Board has approved a reduction to Penn West's quarterly dividend commencing in the third quarter of 2013 to $0.14 per common share from $0.27 per common share.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

Mr. Nunns, the President and Chief Executive Officer and a director of the Corporation, has informed the Board of his intention to retire from the Corporation. Mr. Roberts will succeed Mr. Nunns, as he will be appointed the President and Chief Executive Officer and a director of the Corporation on June 19, 2013.  Mr. Nunns' resignation as the President and Chief Executive Officer of Penn West will be effective as of June 19, 2013 and his resignation as a director of Penn West will be effective as of July 1, 2013.

The Board has approved a reduction to Penn West's quarterly dividend commencing in the third quarter of 2013 to $0.14 per common share from $0.27 per common share (subject to final Board review and approval of each quarterly dividend prior to the declaration thereof).  Penn West believes that this measure will provide it with increased financial flexibility, and a sustainable dividend, as it continues to improve its operating performance.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.      Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.      Omitted Information:

Not applicable.

8.      Executive Officer:

The name and business telephone number of the executive officer of Penn West who is knowledgeable of the material change and this report is:

Keith Luft, General Counsel and Senior Vice President, Stakeholder Relations of Penn West
Telephone: (403) 218-8721.

9.      Date of Report:

This report is dated June 11, 2013.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Mr. Nunns' intention to retire as President and Chief Executive Officer and as a member of the Board of Penn West and the timing thereof; Penn West's appointment of Mr. Roberts as President and Chief Executive Officer and as a member of the Board and the timing thereof; Penn West's intention to reduce its quarterly dividend to $0.14 per common share starting in the third quarter of 2013; and Penn West's belief that the dividend reduction will provide it with increased financial flexibility, and a sustainable dividend, as it continues to improve its operating performance. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that the resignations and appointments discussed herein do not occur within the time limits indicated or at all; the risk that our new dividend policy is ultimately not sustainable and that quarterly dividends are further reduced or eliminated entirely; the risk that the increased financial flexibility afforded by the reduction in our quarterly dividend will not be sufficient to enable us to achieve our business objectives; the risk that we are unable to continue to improve our operating performance; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; changes in tax and other laws that affect us and our securityholders; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.